Catalyst Paper Corporation 16th Floor, 250 Howe Street Vancouver, British Columbia Canada V6C 3R8 Tel: 604 654 4000 Fax: 604 654 4048

News Release

August 1, 2006

Higher product prices lift Catalyst’s second-quarter earnings

Vancouver, BC – Higher prices for pulp and paper products, along with continued performance improvements and a favourable federal income tax adjustment, boosted Catalyst Paper’s net earnings in the second quarter.

Net earnings were $42.4 million ($0.20 per common share) on sales of $469.6 million, compared to a net loss of $23.6 million ($0.11 per common share) on sales of $456.3 million in the first quarter.

The strong Canadian dollar continued to affect the company’s earnings as it reached a 28-year high versus the US currency. This reduced operating earnings, but resulted in a $26.2 million ($0.12 per common share) after-tax foreign exchange gain on the translation of US-dollar-denominated debt.

Net earnings were also bolstered by a $22.9 million ($0.11 per common share) release of future income taxes that followed the federal government’s decision to reduce the corporate income tax rate. Earnings before income tax, depreciation and amortization for the second quarter were $52.4 million, up from $47.3 million in the first quarter.

“There were a lot of positives for us in the second quarter. Operations ran well in all our mills and this was supported by strong cost control and solid sales. Pulp prices approached a six-year high, but once again the Canadian dollar worked against us to erase the gains made,” said president and CEO Russell J. Horner. “That disappointment aside, we’re well-positioned to take advantage of a strong economy as we continue to capture new operational efficiencies and market opportunities.”

The company’s performance improvement program delivered $19 million toward this year’s $70 million goal in the second quarter. This brings the program’s total for the year to $32 million, primarily through product optimization, productivity improvements and cost savings for fibre, energy, chemicals and freight.

Markets for the company’s pulp products were strong in the second quarter, with European benchmark pulp prices approaching a six-year high. Further pulp price increases were announced for the third quarter. Strong box shipments and low containerboard inventories supported higher kraft paper prices.

Specialty paper markets were mixed, with coated paper prices weakening. Other paper grades fared better, with a US$40 per ton price increase announced for the company’s soft-calendered grades, effective July 1. Directory paper demand remained steady while spot prices rose.

Newsprint consumption continued to decline, though industry conditions supported higher prices in the quarter and a further price increase of US$40 per tonne was announced for effect Aug. 1.

Catalyst is a leading producer of mechanical printing papers in North America. The company also produces market kraft pulp and owns Western Canada’s largest paper recycling facility. With five mills employing 3,800 people at sites within a 160 kilometre radius on the south coast of British Columbia, Catalyst has a combined annual capacity of 2.4 million tonnes of product. Catalyst Paper Corporation common shares trade on the Toronto Stock Exchange under the symbol CTL. The company is headquartered in Vancouver, B.C.

Russell J. Horner, President and CEO and Ralph Leverton, Vice-President, Finance and CFO will hold a conference call with financial analysts and institutional investors on Wednesday, August 2, 2006 at 11 a.m. EDT, 8 a.m. PDT to present the company’s second-quarter results. Media and other interested people may listen to the live broadcast at www.catalystpaper.com/conferencecall.asp.

Forward-Looking Statements

This release contains certain forward-looking statements which are subject to a number of risks and uncertainties. These forward-looking statements reflect management's current views and are based on certain assumptions. A number of factors or assumptions could cause actual results to differ materially from those expressed or implied by the forward-looking statements, including the general economic conditions in the US, Canada and internationally, market conditions, product pricing, demand for the company's products and the company's ability to successfully obtain performance improvements. The forward-looking statements are not guarantees of future performance and there is no assurance that any of the events anticipated by the forward-looking statements will occur, or if they do occur what benefits, if any, the company will obtain.

For more information:

Investors: Ralph Leverton	Media: Lyn Brown
Vice-President, Finance and CFO	Vice-President, Corporate Affairs
604-654-4040	604-654-4212